                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
[   ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[   ] Form 3 Holdings Reported
[   ] Form 4 Transactions Reported
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1. Name and Address of Reporting Person*
Rotter                  John                    Ward
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   (Last)               (First)                 (Middle)
1700 Montgomery Street, Suite #250
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                                    (Street)
San Francisco            CA                     94111
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Point West Capital Corporation/PWCC
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Year
2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)
   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

  Chief Executive Officer, Executive Vice President and Chief Financial Officer

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7. Individual or Joint/Group Reporting (check applicable line)
   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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Common Stock                                                                                     232,297 (1)     D
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*If the form is filed by more than one reporting person,
 see instruction 4(b)(v).
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(Over)
SEC 2270 (9-96)

FORM 5 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee option    $2.13125  11/07/00  A       75,000         (2)    11/07/05   Common   75,000    0      75,000    D
 to buy                                                                         Stock
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Employee option    $2.3750   08/11/00  A       10,000         (3)    08/11/10   Common   10,000    0      10,000    I     By wife
 to buy                                                                         Stock
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Explanation of Responses:
(1) Includes 4,216 shares received as a result of a pro-rata distribution from
    The Echelon Group of Companies LLC to its members after the dissolution of
    Lodestone Capital Fund, LLC ("Lodestone"). In prior reports, the reporting person reported indirect beneficial ownership and diclaimed such ownership
    (in part) of 83,000 shares of common Stock, which represented all shares of
    Common Stock held by Lodestone.  Se the Schedule 13D (as amended) filed by the Reporting Person and others.
(2) Reflects the grant of an employee option to purchase 75,000 shares of the
    Issuer's common stock, which vests at the rate of 18,750 shares on each of
    November 07, 2001, 2002, 2003 and 2004.
(3) Reflects the grant to the Reporting Person's spouse of an employee option to purchase 10,000 shares of the Issuer's common stock, which vests at the rate of 2,000 shares on each of August 11, 2001, 2002, 2003, 2004 and 2005.

      /s/ John Ward Rotter                               February 8, 2001
          John Ward Rotter                                      Date

      **Signature of Reporting Person
**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

SEC 2270 (7-96)